Exhibit 4.11

Summary of Construction Contract with Wuhan Zheng Fa Construction Co. Ltd.

On December 31, 2009, Wuhan Jinpan Electric Co. Ltd. (the “Company”) entered into an agreement (the “Agreement”) with Wuhan Zhen Fa Construction Co. Ltd. (the “General Contractor”) for the construction of a worker’s dormitory (2721.4 Square Meters) at the Company’s Wuhan Facility.

 Under the Agreement, the General Contractor is scheduled to commence work on December 31, 2009 and complete the building on May 14, 2010.  The total contract price is RMB 3.22 million, inclusive of labor and materials, payable in several installments depending on the progress of the construction. The Company agreed to pay fifteen (15%) of the contract price within one week of the completion, inspection and acceptance of the foundation of the building and the completion of the first floor, twenty percent (20%) of the contract price within one week of completion of the fourth floor, twenty percent (20%) of the contract price within one week of installation of the ceiling, thirty percent (30%) of the contract price within one week of the completion of the ceiling panels, wall panels, floors, and windows, and ten percent (10%) of the contract price after completion, inspection and acceptance of the building.  The remaining five percent (5%) of the Contract price is held as warranty security and payable to the Contractor two years after the inspection and acceptance of the building.